[redacted]

08000582

FILTRONA

Filtrona plc

31 January 2008

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

FEB 06 2008

Washington, DC
101

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 December 2007, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED
FEB 11 2008
THOMSON
FINANCIAL

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

File No: 82-34882

3 January 2008

FILTRONA PLC

Total Voting Rights and Share Capital

For the purposes of the FSA's Disclosure and Transparency Rules, the total number of ordinary shares of 25p each of Filtrona plc in issue as at close of business on 31 December 2007 is 219,326,795 with each share carrying the right to one vote.

There are 13,664,604 shares held in treasury.

The total number of voting rights in Filtrona plc is therefore 205,662,191.

The figure of 205,662,191 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest, or a change to their interest in, Filtrona plc under the FSA's Disclosure and Transparency Rules.

Enquiries

Jon Green
Company Secretary T: 01908 359100

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10 January 2008
6. Date on which issuer notified:	15 January 07
7. Threshold(s) that is/are crossed or reached:	16%,17%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	34,341,465	34,341.465	35,007.774		35,007,774		17.02%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
35,007,774	17.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Brown Brothers Harriman (New Jersey) – 41,124 Bank of Ireland (Dublin) – 322,350 Bank of New York – 101,872 Bank of New York (Brussels) – 58,359 Chase Bank – 151,759 JP Morgan Chase – 514,931 Vidacos Nominees – 26,659,257 HSBC Bank Plc (London) – 670,809 Japan Trustee Services Bank – 2,661 State Street Trust & Banking Co (London) – 2,949,780 Trust & Custody Servs JP – 6,496 North Trust Company (London) – 386,853 Other – 3,141,523

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Jon Green Filtrona plc
15. Contact telephone number:	01908 359100

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An *acquisition or disposal of financial instruments* which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16 January 2008
6. Date on which issuer notified:	18 January 07
7. Threshold(s) that is/are crossed or reached:	16%,17%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	35,007,774	35,007,774	34,858,840		34,858,840		16.94%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,858,840	16.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Brown Brothers Harriman (New Jersey) – 41,124 Bank of Ireland (Dublin) – 322,350 Bank of New York – 101,872 Bank of New York (Brussels) – 58,359 Chase Bank – 151,759 JP Morgan Chase – 514,931 Vidacos Nominees – 26,659,257 HSBC Bank Plc (London) – 670,809 Japan Trustee Services Bank – 2,661 State Street Trust & Banking Co (London) – 2,949,780 Trust & Custody Servs JP – 6,496 North Trust Company (London) – 386,853 Other – 2,992,589

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Jon Green Filtrona plc
15. Contact telephone number:	01908 359100

END